SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)
      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number: 0-2736


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

               Sport Chalet, Inc. Employee Retirement Savings Plan



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                               Sport Chalet, Inc.
                             One Sport Chalet Drive
                           La Canada, California 91011

                              REQUIRED INFORMATION



   (a) Financial Statements and Supplemental Schedule                       Page
                                                                            ----

            Report of Independent Auditors...................................3

            Statements of Net Assets Available for Benefits..................4

            Statement of Changes in Net Assets Available for Benefits........5

            Notes to Financial Statements....................................6

            Schedule H, Line 4i-Schedule of Assets (Held at End of Year)....11

   (b) Exhibits

            99.1  Certification Pursuant to 18 U.S.C. Section 1350 as
            Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act
            of 2002.........................................................13

                         Report of Independent Auditors

Sport Chalet, Inc.
Plan Administrator for the
Sport Chalet, Inc. Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sport Chalet, Inc. Employee Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ Ernst & Young LLP

Los Angeles, California
June 16, 2003

             Sport Chalet, Inc. Employee Retirement Savings Plan

               Statements of Net Assets Available for Benefits


                                                       December 31
                                                    2002           2001
                                                ------------------------

ASSETS
Investments, at fair value                      $ 2,965,194   $ 3,188,367
Employee contributions receivable                         -        29,580
Employer contributions receivable                         -         3,507
                                                -------------------------
Total net assets available for benefits         $ 2,965,194   $ 3,221,454
                                                =========================

See accompanying notes.

             Sport Chalet, Inc. Employee Retirement Savings Plan

          Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Employee contributions                                      $   680,578
Employer contributions                                           85,768
Rollovers                                                           748
Interest income                                                  13,759
                                                            -----------
Total additions                                                 780,853
                                                            -----------

DEDUCTIONS
Corrective distributions                                         36,039
Net depreciation in fair value of investments                   695,053
Benefit and withdrawal payments                                 297,603
Administrative expenses                                           8,418
                                                            -----------
Total deductions                                              1,037,113
                                                            -----------
Net decrease in assets available for benefits                  (256,260)

Net assets available for benefits at beginning of year        3,221,454
                                                            -----------
Net assets available for benefits at end of year             $2,965,194
                                                            ===========

See accompanying notes.

             Sport Chalet, Inc. Employee Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2002



1. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting from information supplied by the custodian of the Plan, Connecticut General Life Insurance Company (Cigna).

Investments

Participant loans are stated at their outstanding balance which approximates fair value. All other investments are valued at fair value, determined by Cigna through reference to published market information using closing prices on the valuation date.

Expenses of the Plan

Expenses incurred in the administration of the Plan are paid by Sport Chalet, Inc., the Plan's sponsor, if forfeited nonvested employer contributions are not enough to cover certain administrative expenses. The Plan does not reimburse the Company for these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2. Description of Plan

The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for a more complete description of the Plan.

             Sport Chalet, Inc. Employee Retirement Savings Plan

2. Description of Plan (continued)

General

The Plan is a defined contribution plan covering all employees of the Company who meet the eligibility requirements of the Plan. Contributions to the Plan are authorized under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established effective January 1, 1997, to encourage long-term savings and provide additional funds for retirement. Upon retirement, participants will receive the fair value of the funds resulting from their contributions and vested Company contributions. The fair value of such contributions includes appreciation or depreciation, depending on the investments made by Cigna and the interest and dividends received by it. Accordingly, the fair value may be greater or less than the amounts which were actually contributed under the Plan. Benefits at retirement will be provided in a lump sum, or other approved form, or during active employment when a complete withdrawal has been approved.

Eligibility

All employees of the Company who completed three months of service and are at least 21 years of age are eligible to participate in the Plan.

Contributions

Employees of the Company who elect to participate in the Plan may contribute from 2% to 24% of compensation, as defined, each payroll period, up to a maximum of $11,000 in 2002 and $10,500 in 2001. Through December 31, 2002 and 2001, the
Company made matching contributions of 25% of the participant's deferral up to a maximum of 1% of compensation.

"Rollover" contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

Participants' Accounts

Individual accounts are maintained for each participant which are adjusted for the employee's and employer's contributions, and the investments' earnings.

             Sport Chalet, Inc. Employee Retirement Savings Plan

2. Description of Plan (continued)

Distributions and Withdrawals

At termination of employment, prior to retirement, participants are entitled to receive the fair value of their contributions and the fair value of the vested portion of the Company's contributions in the form of a lump-sum distribution.

At death, benefits shall be paid to the surviving beneficiary, in the form selected by the participant or beneficiary, as applicable.

Withdrawals may be made from the Plan, subject to penalties, under certain circumstances.

Participant Loans

Participant loans are made to individuals with at least one year of service. The Plan allows participants to borrow up to 50% of their vested account balances, but not less than $1,000 nor more than $50,000. The loans bear interest at the prime rate plus 2%.

Vesting

Participants are immediately vested in their contributions, plus actual earnings on such contributions. The Company's matching contributions, plus actual earnings on such contributions, vest 20% after two years of service with an additional 20% vesting for each additional year of service thereafter.

Nonvested employer contributions forfeited as a result of participant withdrawal are used to offset plan expenses and employer contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $6,072 and $4,350, respectively. During the year ended December 31, 2002, administrative expenses were reduced by $4,715 from forfeited nonvested accounts.

             Sport Chalet, Inc. Employee Retirement Savings Plan

2. Description of Plan (continued)

Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated August 1, 1994, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Code (the
Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan
Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments are structured to, and are intended to, maintain the tax qualified status of the Plan.

3. Investments

Cigna holds the Plan's funds on behalf of the Plan. Upon enrollment in the Plan, participants may direct contributions to any investment options held by the Plan, including Sport Chalet, Inc. common stock. Participants may change their investment options at any time.

The following individual investments, as held by Cigna at December 31, 2002 and 2001, had a fair value representing 5% or more of the Plan's net assets available for benefits:

                                                      2002        2001
                                                  -----------------------

        Invesco Dynamics                           $  257,911  $  300,958
        Charter Core Bond - Cigna                     277,430     243,159
        Charter Large Co Stx Index - Cigna            907,134   1,029,675
        Charter Large Co Stock Value 1 - Levin        562,287     746,172
        Charter Guaranteed Income Fund                214,103     169,076
        Sport Chalet Common Stock                           *     177,206

   * Investment balance represents less than 5% of the Plan's net assets.

             Sport Chalet, Inc. Employee Retirement Savings Plan

4. Plan Termination

The Company may amend or terminate the Plan at any time. If the Plan is amended, no plan amendment may reduce the benefits to which a participant is entitled under the Plan at the time of the amendment. If the Plan is terminated, participants' rights to all the amounts in their accounts become nonforfeitable.

5. Party-in-Interest Transactions

The records of the Plan indicate no party-in-interest transactions which are prohibited by ERISA Section 406 or for which no statutory or administrative exemption exists.

                              Supplemental Schedule

             Sport Chalet, Inc. Employee Retirement Savings Plan
                        EIN: 95-4390071         Plan: 001

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                                       Current
           Identity of Issuer                    Description of Investment              Value
----------------------------------------------------------------------------------------------
Connecticut General Life Insurance*      Cash Transaction Acct. (GST)               $      231
Connecticut General Life Insurance*      Charter Guaranteed Income Fund                214,103
Connecticut General Life Insurance*      Charter Balanced Fund - Wellington Mgmt.       31,328
Connecticut General Life Insurance*      Cigna Lifetime 60                               1,412
Connecticut General Life Insurance*      Cigna Lifetime 50                               2,090
Connecticut General Life Insurance*      Cigna Lifetime 40                              10,502
Connecticut General Life Insurance*      Cigna Lifetime 30                              34,088
Connecticut General Life Insurance*      Cigna Lifetime 20                              34,791
Connecticut General Life Insurance*      Charter Core Bond - Cigna                     277,430
Connecticut General Life Insurance*      Charter Large Co. Stk Index - Cigna           907,134
Connecticut General Life Insurance*      Charter Large Co. Stk
                                           Value I - Levin                             562,287
Connecticut General Life Insurance*      Fidelity Adv Growth Opportunities              32,372
Connecticut General Life Insurance*      Charter Large Co Stk
                                           Growth - Goldman Sachs                       45,947
Connecticut General Life Insurance*      Charter Small Co Stk
                                           Growth - Time Square                         58,735
Connecticut General Life Insurance*      Charter Small Co Stk
                                           Value I - Berger                             57,375
Connecticut General Life Insurance*      Charter Foreign Stk II - Bank Ireland           4,000
Connecticut General Life Insurance*      American Century Ultra Account                 67,005
Connecticut General Life Insurance*      Invesco Dynamics                              257,911
Connecticut General Life Insurance*      Janus Adviser Growth Acct                      89,125
Connecticut General Life Insurance*      Janus Adviser Worldwide Acct                   70,317
National Financial Services              Sport Chalet Common Stock*                    136,677
                                         Participant Loans*                             70,334
                                                                                   -----------
                                                                                    $2,965,194
                                                                                   ===========

*Party-in-interest to the Plan

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  June 26, 2003               SPORT CHALET, INC. EMPLOYEE RETIREMENT
                                    SAVINGS PLAN


                                    By /s/ Howard K. Kaminsky
                                       __________________________
                                       Howard K. Kaminsky,
                                       Trustee



                                    By /s/ Dennis Trausch
                                       __________________________
                                       Dennis Trausch,
                                       Trustee

                                  EXHIBIT 99.1

   CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


The undersigned hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 of the Sport Chalet, Inc. Employee Retirement Savings Plan (the "Plan") fully complied with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such periodic report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of, and for, the periods presented in such report.



/s/ CRAIG L. LEVRA
______________________________________________
Craig L. Levra
Chairman of the Board, Chief Executive Officer
and President


/s/ HOWARD K. KAMINSKY
______________________________________________
Howard K. Kaminsky
Executive Vice President-Finance,
Chief Financial Officer and Secretary



 A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.